January 26, 2023	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(8)

JPMorgan Chase Financial Company LLC
Structured Investments

$3,000

Capped Yield Notes Linked to the S&P 500® Index due January 30, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek (a) periodic Interest Payments at a rate of 3.00% per annum over the term of the notes, until a Trigger Event (if any) occurs, and (b) if a Trigger Event occurs, exposure to any appreciation of the S&P 500® Index, which we refer to as the Index, above 90.00% of the Initial Value of the Index, which we refer to as the Trigger Value, over the term of the notes, up to a maximum return of 13.75% at maturity.
•	A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Trigger Value.
•	If a Trigger Event occurs, interest will cease to accrue after the Interest Accrual Termination Date. As a result, investors may receive as little as one day’s interest only over the term of the notes.
•	If no Trigger Event occurs, investors will not participate in any appreciation of the Index.
•	Investors should be willing to accept the risk of forgoing Interest Payments after a Trigger Event occurs and to forgo dividend payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on January 26, 2023 and are expected to settle on or about January 31, 2023.
•	CUSIP: 48133TQC2

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$12.50	$987.50
Total	$3,000	$37.50	$2,962.50

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $12.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $975.40 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 3-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Interest Payments: With respect to each Interest Accrual Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

If a Trigger Event occurs, interest will cease to accrue after the Interest Accrual Termination Date. As a result, you may receive as little as one day’s interest only over the term of the notes.

Interest Rate: 3.00% per annum

Day Count Fraction: With respect to each Interest Accrual Period, the actual number of days in that Interest Accrual Period, divided by 360

Interest Accrual Periods: The period beginning on but excluding the Pricing Date and ending on and including the first Review Date, and each successive period beginning on but excluding a Review Date and ending on and including the next succeeding Review Date, provided that if the Interest Accrual Termination Date falls within an Interest Accrual Period, that Interest Accrual Period will be deemed to end on (and including) the Interest Accrual Termination Date, no Interest Accrual Period will begin following the Interest Accrual Termination Date and interest will cease to accrue after the Interest Accrual Termination Date

Maximum Return: 13.75% (corresponding to a maximum payment at maturity, excluding any Interest Payments, of $1,137.50 per $1,000 principal amount note)

Trigger Value: 90.00% of the Initial Value, which is 3,654.387

Pricing Date: January 26, 2023

Original Issue Date (Settlement Date): On or about January 31, 2023

Review Dates*: February 23, 2023, March 24, 2023, April 24, 2023, May 24, 2023, June 23, 2023, July 25, 2023, August 23, 2023, September 22, 2023, October 24, 2023, November 22, 2023, December 26, 2023, January 26, 2024, February 22, 2024, March 25, 2024, April 24, 2024, May 22, 2024, June 25, 2024, July 25, 2024, August 21, 2024, September 24, 2024, October 23, 2024, November 21, 2024, December 26, 2024 and January 27, 2025

Interest Payment Dates*: February 28, 2023, March 29, 2023, April 27, 2023, May 30, 2023, June 28, 2023, July 28, 2023, August 28, 2023, September 27, 2023, October 27, 2023, November 28, 2023, December 29, 2023, January 31, 2024, February 27, 2024, March 28, 2024, April 29, 2024, May 28, 2024, June 28, 2024, July 30, 2024, August 26, 2024, September 27, 2024, October 28, 2024, November 26, 2024, December 31, 2024 and the Maturity Date

Interest Accrual Termination Date: The day on which a Trigger Event first occurs

Maturity Date*: January 30, 2025

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the Maturity Date.

If a Trigger Event has occurred, in addition to any Interest Payment applicable to the Maturity Date, your payment at maturity per $1,000 principal amount note will be calculated as follows:

(i) If the Final Value is greater than the Trigger Value,

$1,000 + ($1,000 × Trigger Index Return), subject to the Maximum Return; or

(ii) If the Final Value is less than or equal to the Trigger Value, $1,000.

If no Trigger Event occurs, you will not receive exposure to any appreciation of the Index over the term of the notes. You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Trigger Value.

Monitoring Period: The period from but excluding the Pricing Date to and including the final Review Date

Trigger Index Return:

(Final Value – Trigger Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date, which was 4,060.43

Final Value: The closing level of the Index on the final Review Date

PS-1 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

Hypothetical Payout Profile at Maturity

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Index. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below do not reflect the Interest Payment(s) payable over the term of the notes, including any Interest Payment payable at maturity. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of 100.00;
•	a Trigger Value of 90.00 (equal to 90.00% of the hypothetical Initial Value); and
•	a Maximum Amount of $137.50 per $1,000 principal amount note.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

As used in this section, the Index Return is equal to (Final Value – Initial Value) / Initial Value. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Trigger Index Return	A Trigger Event Has Not Occurred (1)		A Trigger Event Has Occurred (1)
			Total Return on the Notes	Payment at Maturity	Total Return on the Notes	Payment at Maturity
180.00	80.00%	90.00%	0.00%	$1,000.00	13.75%	$1,137.50
165.00	65.00%	75.00%	0.00%	$1,000.00	13.75%	$1,137.50
150.00	50.00%	60.00%	0.00%	$1,000.00	13.75%	$1,137.50
140.00	40.00%	50.00%	0.00%	$1,000.00	13.75%	$1,137.50
130.00	30.00%	40.00%	0.00%	$1,000.00	13.75%	$1,137.50
120.00	20.00%	30.00%	0.00%	$1,000.00	13.75%	$1,137.50
110.00	10.00%	20.00%	0.00%	$1,000.00	13.75%	$1,137.50
105.00	5.00%	15.00%	0.00%	$1,000.00	13.75%	$1,137.50
103.75	3.75%	13.75%	0.00%	$1,000.00	13.75%	$1,137.50
101.00	1.00%	11.00%	0.00%	$1,000.00	11.00%	$1,110.00
100.00	0.00%	10.00%	0.00%	$1,000.00	10.00%	$1,100.00
95.00	-5.00%	5.00%	0.00%	$1,000.00	5.00%	$1,050.00
91.00	-9.00%	1.00%	0.00%	$1,000.00	1.00%	$1,010.00
90.00	-10.00%	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
80.00	-20.00%	-10.00%	N/A	N/A	0.00%	$1,000.00
70.00	-30.00%	-20.00%	N/A	N/A	0.00%	$1,000.00
60.00	-40.00%	-30.00%	N/A	N/A	0.00%	$1,000.00
50.00	-50.00%	-40.00%	N/A	N/A	0.00%	$1,000.00
40.00	-60.00%	-50.00%	N/A	N/A	0.00%	$1,000.00
30.00	-70.00%	-60.00%	N/A	N/A	0.00%	$1,000.00
20.00	-80.00%	-70.00%	N/A	N/A	0.00%	$1,000.00
10.00	-90.00%	-80.00%	N/A	N/A	0.00%	$1,000.00
0.00	-100.00%	-90.00%	N/A	N/A	0.00%	$1,000.00

(1) A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Trigger Value.

PS-2 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

How the Notes Work

Interest Payments over the Term of the Notes:

With respect to each Interest Accrual Period, for each $1,000 principal amount note, we will pay investors interest in arrears on each Interest Payment Date at a rate of 3.00% per annum, based on the actual number of days in that Interest Accrual Period, divided by 360. However, if a Trigger Event occurs, interest will cease to accrue after the Interest Accrual Termination Date. As a result, investors may receive as little as one day’s interest only over the term of the notes.

The following scenarios do not reflect the Interest Payment(s) payable over the term of the notes, including any Interest Payment payable at maturity.

Payment at Maturity Scenario If a Trigger Event Has Not Occurred (Excluding Interest Payment(s)):

If a Trigger Event has not occurred (i.e., the closing level of the Index is greater than or equal to the Trigger Value on each day during the Monitoring Period), investors will receive at maturity the principal amount of their notes.

Payment at Maturity Scenarios If a Trigger Event Has Occurred (Excluding Interest Payment(s)):

If a Trigger Event has occurred (i.e., the closing level of the Index is less than the Trigger Value on at least one day during the Monitoring Period) and the Final Value is greater than the Trigger Value, in addition to any Interest Payment applicable to the Maturity Date, investors will receive at maturity the $1,000 principal amount plus a return equal to the Trigger Index Return, up to the Maximum Return of 13.75%. An investor will realize the maximum payment at maturity at a Final Value at or above 103.75% of the Initial Value.

•	If the closing level of the Index increases 1.00% above the Initial Value, investors will receive at maturity an 11.00% return, or $1,110.00 per $1,000 principal amount note.
•	If the closing level of the Index declines 5.00% below the Initial Value, investors will receive at maturity a 5.00% return, or $1,050.00 per $1,000 principal amount note.
•	If the closing level of the Index increases 40.00% above the Initial Value, investors will receive at maturity a return equal to the 13.75% Maximum Return, or $1,137.50 per $1,000 principal amount note, which is the maximum payment at maturity.

If a Trigger Event has occurred and the Final Value is less than or equal to the Trigger Value, investors will receive at maturity the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If (i) a Trigger Event has not occurred or (ii) a Trigger Event has occurred and the Final Value is less than or equal to the Trigger Value, you will receive only the principal amount of your notes at maturity, in addition to any Interest Payment applicable to the Maturity Date, and you may not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	INTEREST MAY CEASE TO ACCRUE IF A TRIGGER EVENT OCCURS AND YOU MAY RECEIVE AS LITTLE AS ONE DAY’S INTEREST ONLY OVER THE TERM OF THE NOTES —

If a Trigger Event occurs (i.e., the closing level of the Index is less than the Trigger Value on at least one day during the Monitoring Period), interest will cease to accrue after the Interest Accrual Termination Date. As a result, you may receive as little as one day’s interest only over the term of the notes.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE INTEREST PAYMENTS PAID OVER THE TERM OF THE NOTES IF A TRIGGER EVENT HAS NOT OCCURRED,

regardless of any appreciation of the Index, which may be significant. Under these circumstances, you will not participate in any appreciation of the Index.

PS-3 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN, IN ADDITION TO THE RETURN FROM THE INTEREST PAYMENT(S) PAID OVER THE TERM OF THE NOTES, IF A TRIGGER EVENT HAS OCCURRED,

regardless of any appreciation of the Index, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an

PS-4 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

PS-5 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 6, 2017 through January 20, 2023. The closing level of the Index on January 26, 2023 was 4,060.43. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the final Review Date or any day during the Monitoring Period. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount and any interest payable on the notes, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Treatment as Contingent Payment Debt Instruments

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 3-II. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, subject to certain adjustments to reflect the difference between the actual and “projected” amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly from the Interest Payments, if any, you receive in that year. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note (determined without regard to any of the adjustments described above), and decreased by the amount of any projected payments in respect of the note through the date of the sale or exchange. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

PS-6 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

Our treatment of the notes will be binding on you, unless you properly disclose to the IRS an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If the IRS successfully challenges the treatment of the notes as CPDIs, then the notes would be treated as original issue discount debt instruments (that are not CPDIs) with an amount of original issue discount equal to the maximum return at maturity. Under this treatment, if you are a U.S. Holder, your annual taxable income from (and adjusted tax basis in) the notes would be greater than if it were based on the comparable yield, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 5.58%, compounded monthly. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Payment Dates	Projected Payment Amounts
February 28, 2023	$5.11
March 29, 2023	$5.06
April 27, 2023	$5.02
May 30, 2023	$4.97
June 28, 2023	$4.93
July 28, 2023	$4.89
August 28, 2023	$4.84
September 27, 2023	$4.80
October 27, 2023	$4.75
November 28, 2023	$4.71
December 29, 2023	$4.67
January 31, 2024	$4.63
February 27, 2024	$4.59
March 28, 2024	$4.55
April 29, 2024	$4.52
May 28, 2024	$4.48
June 28, 2024	$4.45
July 30, 2024	$4.42
August 26, 2024	$4.39
September 27, 2024	$4.36
PS-7 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

Payment Dates	Projected Payment Amounts
October 28, 2024	$4.33
November 26, 2024	$4.30
December 31, 2024	$4.27
January 30, 2025	$1,004.25

In addition, assuming a monthly accrual period, the following table states the amount of OID that will accrue with respect to the notes during each calendar period, based upon our determination of the comparable yield and the projected payment schedule. The table does not account for adjustments to reflect the difference between the actual and projected amount of any payment you receive during each year.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
January 31, 2023 through December 31, 2023	$51.01	$51.01
January 1, 2024 through December 31, 2024	$55.62	$106.63
January 1, 2025 through January 30, 2025	$4.64	$111.27

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be.     The amounts you actually receive each year, including at maturity or earlier sale or exchange of your notes, will affect your income for that year, as described above under “Treatment as Contingent Payment Debt Instruments.”

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

PS-8 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile at Maturity” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general

PS-9 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index

applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021466/crt_dp139321-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Capped Yield Notes Linked to the S&P 500® Index